Exhibit (h)(20)

AMENDMENT

TO

FUND PARTICIPATION AGREEMENT

This amendment (the “Amendment”) is made and entered into as of May 5, 2006, by and among Calamos Financial Services LLC and TIAA-CREF Life Insurance Company (“Life Company”),                      in order to modify that certain Fund Participation Agreement entered into by the Parties as of March 7, 2006 (the “Agreement”).

The Parties agree to amend the Agreement as follows:

1. The following is added to Article 1 of the Agreement:

The Parties intend that communications, processing and settlement of purchase and redemption transactions for Shares (collectively, “Share transactions”) shall occur via the Fund/SERV and Networking systems of the National Securities Clearing Corporation (hereinafter, “NSCC”).              represents and warrants that it: (a) has entered into an agreement with NSCC, (b) has met and will continue to meet all of the requirements to participate in Fund/SERV and Networking, and (c) intends to remain at all times in compliance with the then-current rules and procedures of NSCC, all to the extent necessary or appropriate to facilitate such communications, processing, and settlement of Share transactions. LIFE COMPANY represents that one or more of its affiliates or its designee (1) has entered into an agreement with NSCC and (2) has met and will continue to meet all of the requirements to participate in Fund/SERV and Networking, and (3) intends to remain at all times in compliance with the then-current rules and procedures of NSCC, all to the extent necessary or appropriate to facilitate such communications, processing, and settlement of Share transactions.              or Trust agrees to provide Life Company or such other entity as Life Company directs with account positions and activity data relating to Share transactions via Networking. Life Company shall pay for Shares in the manner and within the time as required by the Fund/SERV and Networking rules.

For purposes of this Agreement, “Fund/SERV” shall mean NSCC’s system for automated, centralized processing of mutual fund purchase and redemption orders, settlement, and account registration; “Networking” shall mean NSCC’s (Level Zero) system that allows mutual funds and life insurance companies to exchange account level information electronically. In all cases, processing and settlement of Share transactions shall be done in a manner consistent with applicable law.

In the event that any Party is prohibited or unable to communicate, process or settle Share transactions via Fund/SERV or Networking, such Party shall provide prompt notice to the other Parties. After all Parties have been notified, the original provisions contained in the Agreement regarding process or settlement of Share transactions shall apply.

2. Except as modified hereby, all other terms and conditions of the Agreement shall remain in full force and effect.

Acknowledged and agreed by:

Calamos Financial Services LLC	[LIFE COMPANY]

By:	By:
Name:	Name:
Title:	Title:

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